COAST NATIONAL BANK

2001 ANNUAL REPORT

Principal Subsidiary of Coast Bancorp

COAST
NATIONAL BANK

Statement of Vision, Values and Mission

It is the vision of Coast National Bank to be the preferred provider of financial services on the Central Coast. We will accomplish this by remaining true to the "Customer-First" concept on which the Bank was founded.

Our directors, managers and staff understand that "Customer-First" banking means that we will be flexible, timely, professional and personal in the delivery of our products and services. We will remain committed to the highest level of integrity and ethical conduct. These values represent the formula for safety, soundness and success.

Our mission is to offer personalized banking services to consumers and small business owners with constant attention paid to safety, soundness and exceptional returns for our shareholders. In our relationships with our customers, we will exhibit our commitment to caring, quality service while supporting the communities we serve. Finally, we will provide a satisfying work environment for our employees so that they may enjoy the opportunity to grow personally and professionally.

Chairman's Message

Dear Shareholders, Customers and Friends:

In a year of extraordinary change and events, Coast National Bank achieved another year of record performance, while continuing its commitment to provide quality personal service to Central Coast residents and business owners.

Total assets topped $100 million during the year ending at $104,626,604, with deposits increasing to $96,526,733 and net loans ending at $75,793,525. The bank's loan portfolio continues to be rated excellent with nominal past due loans. Net income before taxes increased from $746,334 to $1,131,088. After paying $483,500 in Federal and state income taxes, the bank finished the year with a record net income of $647,588.

The bank's outstanding performance since its inception on June 16, 1997 made possible Coast Bancorp's first cash dividend of five cents per share payable December 6, 2001. It is the Board of Directors hope that this is the beginning of a long tradition.

I am also pleased to report the appointment of Tom Sherman as President and Chief Operating Officer, effective February 1, 2002. Tom was a founding member of the Bank and previously served as the bank's Executive Vice President and Chief Credit Officer. While he will continue his role providing supervision over the bank's credit administration function, he will also oversee the finance and accounting department, the operations department and the information technology department.

Our commitment in July 2000 to the expansion of our government guaranteed loan programs has paid big dividends this year. Led by Senior Vice President Davina Palazzo, the Small Business Lending Center produced over $11 million dollars in guaranteed loans. The bank was also awarded SBA Preferred Lender Status for both the Fresno and Los Angeles Districts, which means the bank enjoys full delegation of lending authority in San Luis Obispo and Santa Barbara counties and beyond. In addition, the bank became the only approved SBA Express Lender in the county, which allows for reduced paperwork and streamlined processing of smaller SBA loan requests.

Finally, the bank's new head office building is under construction and currently scheduled for opening in August of this year. The Board of Directors believes that the new office will further enhance the bank's long-term commitment to serve our customers and build shareholder value.

On behalf of the Board of Directors, we thank you for your continued support and patronage.

Sincerely,

Jack C. Wauchope
Chairman of the Board and
Chief Executive Officer

Total Assets and Net Loans


Loans - net
Assets
$ 120,000,000
$ 100,000,000
$ 80,000,000
$ 60,000,000
$ 40,000,000
$ 20,000,000
$ 0
1997
1998
1999
2000
2001

Net Income/Loss


Net Income/Loss
Income before Taxes
$ 1,500,000
$ 1,000,000
$ 500,000
$ 0
$ (500,000)
$ (1,000,000)
1997
1998
1999
2000
2001

	1997	1998	1999	2000	2001
Income before taxes	$ (588,634)	$ 4,508	$ 341,755	$ 746,334	$ 1,131,088
Less tax	$ —	$ (2,465)	$ (800)	$ (102,500)	$ (483,500)
Net income	$ (588,634)	$ 2,043	$ 340,955	$ 643,834	$ 647,588
Income per share	$ (0.94)	$ 0.003	$ 0.55	$ 1.03	$ 1.03
At December 31st:					
Assets	35,853,894	69,605,039	76,516,832	96,845,862	104,626,604
Deposits	30,406,761	64,116,603	70,664,932	89,950,004	96,526,733
Loans - net	14,346,077	34,373,250	45,385,099	61,200,027	75,793,525
Stockholders' equity	5,390,435	5,419,077	5,496,502	6,364,247	7,156,269
Allowance for loan losses	50,000	225,000	400,000	700,000	850,000
Total capital and reserve	5,440,435	5,644,077	5,896,502	7,064,247	8,006,269

Assets

	2001	2000
Cash and due from banks	$ 3,898,648	$ 6,043,230
Federal funds sold	8,650,000	3,500,000
TOTAL CASH AND CASH EQUIVALENTS	12,548,648	9,543,230
Interest-bearing deposits	—	200,000
Investment securities:		
Securities held to maturity	—	997,662
Securities available for sale	11,263,985	19,967,986
TOTAL INVESTMENT SECURITIES	11,263,985	20,965,648
Loans:		
Commercial	15,061,423	13,262,406
Real estate - construction	5,737,652	6,261,763
Real estate - other	31,064,343	23,430,266
Consumer	25,054,632	19,166,309
TOTAL LOANS	76,918,050	62,120,744
Net deferred loan fees	(274,525)	(220,717)
Allowance for credit losses	(850,000)	(700,000)
NET LOANS	75,793,525	61,200,027
Premises and equipment	3,893,801	3,610,995
Deferred taxes	213,000	189,000
Federal reserve bank stock, at cost	189,400	171,950
Accrued interest and other assets	724,245	965,012
TOTAL ASSETS	$104,626,604	$96,845,862

Liabilities and Stockholders' Equity

	2001	2000
Deposits:		
Noninterest-bearing demand	$ 24,830,883	$ 21,397,548
Money market and NOW	29,958,130	29,631,840
Savings	4,610,220	3,190,881
Time deposits of $100,000 or more	20,932,089	19,998,497
Other time deposits	16,195,411	15,731,238
TOTAL DEPOSITS	96,526,733	89,950,004
Notes payable	735,073	245,182
Other liabilities	208,529	286,429
TOTAL LIABILITIES	97,470,335	90,481,615
Commitments and contingencies - Note #4 and #11		
Stockholders' equity		
Preferred stock - 10,000,000 authorized, none outstanding		
Common stock no par value; 10,000,000 shares authorized; issued and outstanding: 632,400 in 2001 and 627,000 in 2000	6,324,000	6,270,000
Retained earnings	732,293	116,325
Accumulated other comprehensive income - net unrealized gains (losses) on available-for-sale securities, net of taxes of $69,475 in 2001	99,976	(22,078)
TOTAL STOCKHOLDERS' EQUITY	7,156,269	6,364,247
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$104,626,604	$96,845,862

The accompanying notes are an integral part of these consolidated financial statements.

For the years ended December 31, 2001 and 2000

	2001	2000
INTEREST INCOME		
Interest and fees on loans	$ 5,973,225	$ 5,326,746
Interest on investment securities	759,591	1,070,091
Interest on federal funds sold	334,302	330,992
Other interest income	16,869	17,112
TOTAL INTEREST INCOME	7,083,987	6,744,941
INTEREST EXPENSE		
Interest on money market and NOW accounts	814,179	925,980
Interest on savings deposits	93,221	94,040
Interest on time deposits	1,838,401	1,817,524
Interest on other borrowings	27,482	20,024
TOTAL INTEREST EXPENSE	2,773,283	2,857,568
NET INTEREST INCOME	4,310,704	3,887,373
Provision for credit losses	207,447	300,000
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	4,103,257	3,587,373
NONINTEREST INCOME		
Service charges on deposits accounts and other noninterest income	174,395	166,883
Gain on sale of loans and servicing fees	339,192	—
Gain on sale of securities	94,705	2,963
TOTAL NONINTEREST INCOME	608,292	169,846
NONINTEREST EXPENSE		
Salaries and benefits	1,965,360	1,549,160
Net occupancy expenses	200,558	175,842
Equipment and equipment expenses	178,008	166,805
Customer related expenses	78,500	87,309
Data processing	323,789	270,282
Insurance	35,793	42,911
Marketing and business promotion	267,899	265,281
Other professional expenses	124,384	157,427
Office expenses	171,083	126,665
Regulatory assessments	54,891	45,759
Other expenses	180,196	123,444
TOTAL NONINTEREST EXPENSE	3,580,461	3,010,885
INCOME BEFORE INCOME TAXES	1,131,088	746,334
Income taxes	483,500	102,500
NET INCOME	$ 647,588	$ 643,834
Per Share Data		
Net income - basic	$ 1.03	$ 1.03
Net income - diluted	$ .99	$ 1.00

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

For the years ended December 31, 2001 and 2000

	Shares Outstanding	Common Stock	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2000	625,800	$ 6,258,000		$(527,509)	$(233,989)	$ 5,496,502
Exercise of stock options	1,200	12,000				12,000
Comprehensive income:						
Net income			$ 643,834	643,834		643,834
Unrealized gains on available-for-sale securities			214,874		214,874	214,874
Less reclassification adjustments for gains included in net income			(2,963)		(2,963)	(2,963)
Total comprehensive income			$ 855,745			
Balance, December 31, 2000	627,000	6,270,000		116,325	(22,078)	6,364,247
Exercise of stock options	5,400	54,000				54,000
Cash dividends				(31,620)		(31,620)
Comprehensive income:						
Net income			$ 647,588	647,588		647,588
Unrealized gains on available-for-sale securities, net of taxes of $108,304			177,930		177,930	177,930
Less reclassification adjustments for gains included in net income net of taxes of $38,829			(55,876)		(55,876)	(55,876)
Total comprehensive income			$ 825,518			
Balance, December 31, 2001	632,400	$ 6,324,000		$ 732,293	$ 99,976	$ 7,156,269

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2001 and 2000

	2001	2000
OPERATING ACTIVITIES		
Net Income	$ 647,588	$ 643,834
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation and amortization	213,775	199,757
Provision for credit losses	207,447	300,000
Realized gains in available-for-sale securities	(94,705)	(2,963)
Deferred taxes	(93,000)	(189,000)
Proceeds from loans sold	6,368,470	—
Originations of loans held for sale	(6,066,459)	—
Gain on sale of loans	(330,610)	—
Net change in accrued interest, other assets and other liabilities	337,477	(48,998)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,189,983	902,630
INVESTING ACTIVITIES		
Net increase in loans	(14,912,675)	(16,114,928)
Net change in interest-bearing deposits	200,000	(200,000)
Purchase of available-for-sale securities	(15,594,376)	(8,986,172)
Purchase of held-to-maturity securities	—	(996,875)
Purchase of federal reserve stock	(17,450)	(8,700)
Proceeds from sale of available-for-sale securities	10,547,517	2,002,963
Proceeds from maturities of available-for-sale securities	14,000,000	3,000,000
Proceeds from maturities of held-to-maturity securities	1,000,000	3,000,000
Purchase of premises and equipment	(496,581)	(2,121,160)
NET CASH USED IN INVESTING ACTIVITIES	(5,273,565)	(20,424,872)
FINANCING ACTIVITIES		
Net increase in demand deposits and savings accounts	5,178,964	12,714,674
Net increase in time deposits	1,397,765	6,570,398
Proceeds from notes payable	500,000	—
Principal payments on notes payable	(10,109)	(9,334)
Payments for dividends	(31,620)	—
Proceeds from exercise of stock options	54,000	12,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	7,089,000	19,287,738
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,005,418	(234,504)
Cash and cash equivalents at beginning of period	9,543,230	9,777,734
Cash and cash equivalents at end of period	$ 12,548,648	$ 9,543,230
Supplemental disclosure of cash flow information		
Interest paid	$ 2,809,580	$ 2,821,440
Income taxes paid	$ 578,959	$ 220,800

The accompanying notes are an integral part of these consolidated financial statements.

NOTE #1 Summary of Significant Accounting Policies

Principles of Consolidation
The financial statements include the accounts of Coast Bancorp and its wholly owned subsidiary, Coast National Bank ("Bank"), collectively referred to herein as the "Company." All significant intercompany transactions have been eliminated.

Nature of Operations
Coast Bancorp operates Coast National Bank. The Bank has been organized as a single operating segment and operates four branches in San Luis Obispo, Arroyo Grande, Morro Bay, and Los Osos, California. The Bank's primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses and individuals.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Presentation of Cash Flows
For the purposes of reporting cash flows, cash and cash equivalents includes cash, noninterest-earning deposits and federal funds sold. Generally, federal funds are sold for one day periods.

Cash and Due From Banks
Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 2001.

The Company maintains amounts due from banks which exceed federally insured limits. The Company has not experienced any losses in such accounts.

Investment Securities
Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held to maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in stockholders' equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Loans Held for Sale
SBA and other governmental guaranteed loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing asset or liability. Gains and losses on sales of loans are included in noninterest income.

Loans
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days or when, in the opinion of management, there is reasonable doubt as to collectibility. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

The Bank considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement.

Measurement of impairment is based on the expected future cash flows of an impaired loan which are to be discounted at the loan's effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Bank selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral. The Bank recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans.

Provision and Allowance for Credit Losses
The allowance for credit losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Premises and Equipment
Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures and forty years for buildings. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Income Taxes
Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to reduce the deferred tax

NOTE #1 Summary of Significant Accounting Policies continued

Income Taxes continued

asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods.

Disclosure About Fair Value of Financial Instruments

Statement of Financial Accounting Standard ("SFAS") No. 107 specifies the disclosure of the estimated fair value of financial instruments. The Company's estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Company could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the balance sheet date and, therefore, current estimates of fair value may differ significantly from the amounts presented in the accompanying notes.

Comprehensive Income

Beginning in 1998, the Company adopted SFAS No. 130, *"Reporting Comprehensive Income,"* which requires the disclosure of comprehensive income and its components. Changes in unrealized gains (losses) on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Bank.

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit, see Note #11. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Earnings Per Shares (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Stock-Based Compensation

SFAS No. 123, *"Accounting for Stock-Based Compensation,"* encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The pro forma effects of adoption are disclosed in Note #9.

Current Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *"Accounting for Goodwill and Other Intangible Assets,"* effective starting with fiscal years beginning after December 15, 2001. This Statement establishes new accounting standards for goodwill and continues to require the recognition of goodwill as an asset but does not permit amortization of goodwill as previously required by the APB Opinion No. 17. The Statement also establishes a new method of testing goodwill for impairment. It requires goodwill to be separately tested for impairment at a reporting unit level. The amount of goodwill determined to be impaired would be expensed to current operations. Management believes that the adoption of the statement will not have a material effect on the Company's consolidated financial statements.

Reclassification

Certain reclassifications have been made in the 2000 consolidated financial statements to conform to the presentation used in 2001. These classifications are of a normal recurring nature.

NOTE #2 Investment Securities

Amortized cost and market values of securities are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. Treasury obligations	$ 8,094,534	$ 191,493	$ –	$ 8,286,027
U.S. Agency obligations	3,000,000	2,588	(24,630)	2,977,958
	$11,094,534	$ 194,081	$(24,630)	$11,263,985

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held-to-maturity securities:				
U.S. Treasury obligations	$ 997,662	$ 3,860	$ –	$ 1,001,522
Available-for-sale securities:				
U.S. Treasury obligations	$ 8,989,994	$ 32,444	$ –	$ 9,022,438
U.S. Agency obligations	11,000,071	–	(54,523)	10,945,548
	$19,990,065	$ 32,444	$ (54,523)	$19,967,986

Gross realized gains on sales of available-for-sale securities were $94,705 in 2001 and $3,900 in 2000. Gross realized losses on sales of available-for-sale securities were $937 in 2000.

Securities with a carrying value of $2,013,054 and $1,000,000 at December 31, 2001 and 2000, respectively, were pledged to secure public monies as required by law.

The amortized cost and fair values of investment securities available-for-sale at December 31, 2001, by expected maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 1,000,000	$ 1,002,588
Due from one year to five years	10,094,534	10,261,397
	$ 11,094,534	$ 11,263,985

NOTE #3 Loans

The Bank's loan portfolio consists primarily of loans to borrowers within San Luis Obispo, California and its surrounding communities. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are, to some degree, concentrated in those industries.

The Bank also originates SBA and governmental guaranteed related loans for sale to governmental agencies and institutional investors. At December 31, 2001 the Bank was servicing approximately $5,944,000 in SBA and governmental guaranteed loans previously sold.

As described in Note #11, these consolidated financial statements do not reflect other various commitments to extend credit or letters of credit, which arise in the normal course of business.

A summary of the changes in the allowance for credit losses follows:

	2001	2000
Balance, beginning of year	$ 700,000	$ 400,000
Provision for credit losses	207,447	300,000
Loans charged off, net of recoveries	(57,447)	–
Balance, end of year	$ 850,000	$ 700,000

The Bank did not have any impaired loans during 2001 and 2000.

NOTE #4 Premises and Equipment

A summary of premises and equipment as of December 31, 2001 and 2000, follows:

	2001	2000
Land	$ 2,047,962	$ 2,047,962
Building	1,042,137	1,045,634
Leasehold improvements	269,159	269,159
Furniture, fixtures and equipment	821,227	739,470
Construction in progress	400,115	–
	4,580,600	4,102,225
Less: Accumulated depreciation and amortization	(686,799)	(491,230)
	$ 3,893,801	$ 3,610,995

The Bank has entered into leases for its branches and operating facilities, which expire at various dates through 2004. These leases include provisions for periodic rent increases as well as payment by the lessee of certain operating expenses. Rental expense relating to these leases were approximately $92,000 in 2001 and $92,000 in 2000.

The approximate future minimum annual payments for these leases by year are as follows:

Year	Amount
2002	$ 80,758
2003	20,122
2004	3,255
	$ 104,135

The minimum rental payments shown above are given for the existing lease obligations and are not a forecast of future rental expense.

NOTE #5 Deposits

At December 31, 2001, all time deposits were scheduled to mature in 2002, except for $366,503 that matures in one to five years.

NOTE #6 Notes Payable

Notes payable consist of the following:

	2001	2000
8% note payable to an individual, secured by real property.		
Payable in monthly installments of $2,447 including principal and interest due October 14, 2014.	$ 235,073	$ 245,182
6% unsecured note payable to an individual stockholder of the Company. Interest payable monthly, principal due November 1, 2002, with an option to extend one additional year.	500,000	–
	$ 735,073	$ 245,182

NOTE #7 Income Taxes

The provisions for income taxes included in the statements of income consist of the following:

	2001	2000
Current:		
Federal	$ 430,100	$ 211,500
State	146,400	80,000
	576,500	291,500
Deferred	(93,000)	22,000
Net Change in valuation allowance	–	(211,000)
	$ 483,500	$ 102,500

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The Company's principal timing differences are from loan loss provision accounting, and depreciation differences.

The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying statements of financial condition:

	2001	2000
Deferred tax assets:		
Organization costs	$ 12,000	$ 35,000
Allowance for credit losses	227,000	142,000
Premises and equipment due to depreciation difference	3,000	–
Other assets/liabilities	40,000	26,000
	282,000	203,000
Deferred tax liabilities:		
Market value adjustment on investment securities	(69,000)	–
Premises and equipment due to depreciation difference	–	(14,000)
	(69,000)	(14,000)
Net deferred tax assets	$ 213,000	$ 189,000

A comparison of the federal statutory income tax rates to the Company's effective income tax rates follow:

	2001		2000	
	Amount	Rate	Amount	Rate
Statutory federal tax	$ 385,000	34.0%	$ 254,000	34.0%
State franchise tax, net of federal benefit	82,000	7.2%	54,000	7.2%
Reduction in valuation allowance	–	–	(211,000)	(28.3%)
Other items, net	16,500	1.5%	5,500	0.7%
Actual tax expense	$ 483,500	42.7%	$ 102,500	13.6%

NOTE #8 Earnings Per Share (EPS)

The following is a reconciliation of net income and shares outstanding to the net income and number of shares used to compute EPS:

	2001 Net Income	2001 Shares	2000 Net Income	2000 Shares
Used in basic EPS	$ 647,588	630,957	$ 643,834	626,707
Dilutive effect of outstanding stock options		21,768		19,890
Used in dilutive EPS	$ 647,588	652,725	$ 643,834	646,597

NOTE #9 Stock Option Plan

At December 31, 2001, the Company had a fixed option plan under which 187,500 shares of the Company's common stock may be issued at not less than 100% of the fair market value at the date the options are granted. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its fixed stock option plan. Had compensation costs for this plan been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced for 2001 and 2000 to the pro forma amounts indicated below:

		2001	2000
Net income	As reported	$ 647,588	$ 643,834
	Pro forma	$ 526,901	$ 534,041
Per share data			
Basic EPS	As reported	$ 1.03	$ 1.03
	Pro forma	$ .84	$ .85
Diluted EPS	As reported	$ .99	$ 1.00
	Pro forma	$ .81	$ .83

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2001 and 2000, respectively; risk-free rate of 4% and 6%, dividend yields of 0.33% and 0%; volatility of 21% and 23%, and an expected life of five years, respectively.

A summary of the status of the Company's fixed stock option plan as of December 31, and changes during the year ending is presented below:

	2001 Shares	2001 Weighted Average Exercise Price	2000 Shares	2000 Weighted Average Exercise Price
Outstanding, beginning of year	125,500	$ 12.09	118,500	$ 11.85
Granted	15,000	$ 14.13	16,000	$ 14.00
Exercised	(5,400)	$ 10.00	(1,200)	$ 10.00
Cancelled	(1,600)	$ 12.66	(7,800)	$ 12.56
Outstanding, end of year	133,500	$ 12.40	125,500	$ 12.09
Options exercisable at year-end	88,034	$ 12.02	64,238	$ 11.66
Weighted-average fair value of options granted during the year		$ 3.64		$ 4.62

The following table summarizes information about fixed options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$5.00 to $10.99	55,000	5.45 Years	$ 10.00	44,000	$ 10.00
$11.00 to $15.99	78,500	6.51 Years	$ 14.08	44,034	$ 14.03
	133,500	6.07 Years	$ 12.40	88,034	$ 12.02

NOTE #10 Related Party Transactions

In the ordinary course of business, the Bank has granted loans to certain directors and the companies with which they are associated. In the Bank's opinion, all loans and loan commitments to such parties are made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. The balance of these loans outstanding at December 31, 2001 and 2000, was as follows:

	2001	2000
Beginning balance	$ 1,611,445	$ 1,640,459
Additions	4,409,853	917,016
Payments	(4,030,129)	(946,030)
Ending balance	$ 1,991,169	$ 1,611,445

NOTE #11 Commitments

In the normal course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the statement of financial position.

The Bank's exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the consolidated financial statements.

As of December 31, 2001 and 2000, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2001	2000
Commitments to extend credit	$ 20,354,000	$ 16,566,000
Standby letters of credit	2,020,000	720,000
	$ 22,374,000	$ 17,286,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments to guarantee the performance of a Bank customer to a third party. Since many of the commitments and standby letters of credit are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, is based on management's credit evaluation of the customer.

NOTE #12 Regulatory Matters

Coast Bancorp and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt, corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as cal-

NOTE #12 Regulatory Matters continued

culated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category). To be categorized as well-capitalized or adequately capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

	Actual Capital		Amount of Capital Required: To Be Adequately Capitalized		Amount of Capital Required: To Be Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total capital to risk-weighted assets	$ 8,327	10.48%	$ 6,354	8.0%	$ 7,943	10.0%
Tier 1 capital to risk-weighted assets	$ 7,477	9.41%	$ 3,177	4.0%	$ 4,766	6.0%
Tier 1 capital to average assets	$ 7,477	7.15%	$ 4,183	4.0%	$ 5,229	5.0%
As of December 31, 2000						
Total capital to risk-weighted assets	$ 7,086	10.93%	$ 5,189	8.0%	$ 6,486	10.0%
Tier 1 capital to risk-weighted assets	$ 6,386	9.85%	$ 2,594	4.0%	$ 3,892	6.0%
Tier 1 capital to average assets	$ 6,386	7.13%	$ 3,584	4.0%	$ 4,481	5.0%

The Bank is restricted to the amount of dividends which can be paid. Dividends declared by national banks that exceed the net income (as defined) for the current year plus retained net income for the preceding two years must be approved by the OCC. The Bank may not pay dividends that would result in its capital levels being reduced below the minimum requirements shown above.

NOTE #13 Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash, short term investments, due from customers on acceptances, and Bank acceptances outstanding are considered to approximate fair value. Short term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with Banks. The fair values of investment securities, including available for sale, are generally based on quoted market prices. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments are not deemed to be material.

The estimated fair value of financial instruments at December 31, 2001 and 2000 are summarized as follows (dollar amounts in thousands):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	$ 12,549	$ 12,549	$ 9,543	$ 9,543
Interest-bearing deposits	–	–	200	200
Investment securities	11,264	11,264	20,966	20,970
Loans receivable	75,794	77,204	61,200	60,978
Accrued interest receivable	436	436	815	815
Federal Reserve Bank stock	189	189	172	172
Liabilities:				
Non-interest bearing deposits	24,831	24,831	21,398	21,398
Interest bearing deposits	71,696	71,707	68,552	68,557
Notes payable	735	753	245	222
Accrued interest payable	50	50	87	87

NOTE #14 Formation of Coast Bancorp

On May 31, 2001, Coast Bancorp acquired Coast National Bank by issuing 631,200 shares of common stock in exchange for the surrender of all outstanding shares of Coast National Bank common stock. There was no cash involved in this transaction. The acquisition was accounted for as a pooling of interest and the consolidated financial statements contained herein have been restated to give full effect to this transaction.

NOTE #15 Condensed Financial Information of Parent Company Only

Coast Bancorp operates Coast National Bank. Coast Bancorp commenced operations during 2001. The earnings of the subsidiary are recognized on the equity method of accounting. Condensed financial statements of the parent company only are presented below:

CONDENSED BALANCE SHEET

	Year Ended December 31, 2001
ASSETS:	
Cash	$ 65,269
Investment in Coast National Bank	7,591,000
	$ 7,656,269
LIABILITIES AND SHAREHOLDERS' EQUITY:	
Note payable	$ 500,000
Stockholders' equity	7,156,269
	$ 7,656,269

CONDENSED STATEMENT OF INCOME

	Year Ended December 31, 2001
INCOME:	
Cash dividends from Subsidiary	$ 25,000
TOTAL INCOME	25,000
EXPENSES:	
Interest on note payable	7,828
Other	20,283
TOTAL EXPENSES	28,111
LOSS BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	(3,111)
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	650,699
NET INCOME	$ 647,588

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 647,588
Noncash Items Included in Net Income:	
Equity in Income of Subsidiary	(675,699)
NET CASH USED IN OPERATING ACTIVITIES	(28,111)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment in Subsidiary	(412,000)
Dividends Received from Subsidiary	25,000
NET CASH USED BY INVESTING ACTIVITIES	(387,000)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from note payable	500,000
Proceeds from exercise of stock options	12,000
Dividends Paid	(31,620)
NET CASH PROVIDED BY FINANCING ACTIVITIES	480,380
NET INCREASE IN CASH AND CASH EQUIVALENTS	65,269
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 65,269

Board of Directors and Stockholders of Coast Bancorp and Subsidiary

We have audited the accompanying consolidated balance sheets of Coast Bancorp and Subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coast Bancorp and Subsidiary as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Vavrinek, Trine, Day + Co. LLP

Vavrinek, Trine, Day & Co., LLP
Laguna Hills, California
January 3, 2002

Directors

Jack C. Wauchope	Chairman of the Board Chief Executive Officer Coast National Bank
Marilyn Britton	Executive Director San Luis Obispo County Farm Bureau
Dario Domenghini	Rancher
Jack Guhring	Golden State Phone & Wireless Chairman, Investment Committee
James M. Kaney	Businessman/Investor Chairman, Loan Committee
Michael A. Lady	Businessman/Investor Mayor, Arroyo Grande
Gene D. Mintz	Accountant Chairman, Audit Committee
Ronald R. Olson	Certified Public Accountant
Jack Robasciotti	Vice Chairman Coast National Bank Chairman, Compliance/CRA Committee
Thomas J. Sherman	President Chief Operating Officer Coast National Bank
Dan Wixom	Wixom Trucking/Rancher Chairman, Personnel Committee

Administration

Jack C. Wauchope	Chairman/Chief Executive Officer
Jack Robasciotti	Vice Chairman
Thomas J. Sherman	President/Chief Operating Officer
Leah Pauly	Senior Vice President/Credit Administrator
Alan Tognazzini	Senior Vice President Chief Information Officer
Julie A. Joslin	Vice President/Controller Assistant Secretary
Berta Olson	Vice President/Operations Administrator
Stephanie A. Ragsdale	Vice President/Human Resource Director
Kirsten Behrmann	Assistant Vice President/Accounting
Mary Harlan	Assistant Vice President Network Administrator
Cindy Magliari	Assistant Vice President Senior Accountant

San Luis Obispo Office *Main Office*

Charles E. Fruit	Senior Vice President Branch Manager
Cynthia Jensen	Assistant Vice President Senior Operations Officer
Denise M. Layaye	Assistant Vice President Loan Officer
Lisa Mumford	Assistant Vice President Commercial Loan Officer
Stephanie R. Schwan	Assistant Vice President Commercial Loan Officer

Arroyo Grande Office

Donald G. Parker	Senior Vice President Branch Manager
Tommi Frearson	Assistant Vice President Assistant Manager
Marlene Mankins	Assistant Vice President Operations Officer
Mark Olson	Assistant Vice President Loan Officer

Morro Bay Office

Richard D. Bardini	Regional Vice President Branch Manager
Deborah Krueger	Operations Officer

Los Osos Office

Patricia Albertini	Vice President Branch Manager

Small Business Lending Center

Davina A. Palazzo	Senior Vice President Manager
Sharon Ellis	Assistant Vice President Business Development Officer
Susan Rode	Assistant Vice President Loan Officer

COAST BANCORP
Supplement to 2001
Annual Report to Shareholders

DESCRIPTION OF OPERATIONS

Coast Bancorp

Coast Bancorp, headquartered in San Luis Obispo, California, is a California corporation incorporated in 2001. Bancorp became the bank holding company of Coast National Bank on May 31, 2001 through a corporate reorganization. In the reorganization, Coast National Bank became the wholly-owned subsidiary of Bancorp and the shareholders of the Bank became shareholders of Bancorp. Coast Bancorp is subject to the regulations of, and examination by, the Board of Governors of the Federal Reserve System. At present, Bancorp does not engage in any material business activities other than the ownership of the Bank.

Coast National Bank

Coast National Bank commenced operations on June 16, 1997 with two offices and 16 employees. The original branch offices are located at 486 Marsh Street, San Luis Obispo, and 1199 Grand Avenue, Arroyo Grande, California. Since that time the Bank has moved its administrative function to a leased office near the main branch in San Luis Obispo at 553 B Higuera Street and added branch offices at 948 Morro Bay Boulevard in Morro Bay, California and 1193 Los Osos Valley Road, Los Osos California. The Bank continues to enjoy steady growth in both deposits and loans.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of December 31, 2001, the common equity of Bancorp consists of Preferred stock 10,000,000 authorized, none outstanding and 632,400 shares of the Bancorp's Common Stock, no par value were outstanding. The stock is not listed on any exchange but is traded over the counter under the symbol CTBP.OB. The following high and low bid information was acquired through Sutro & Co. and may not represent actual transactions.

	High	Low		High	Low
First Quarter, 2001	$ 14.25	$ 14.00	First Quarter, 2000	$ 16.00	$ 14.00
Second Quarter, 2001	$ 15.90	$ 14.00	Second Quarter, 2000	$ 15.50	$ 13.50
Third Quarter, 2001	$ 14.50	$ 14.15	Third Quarter, 2000	$ 14.50	$ 14.00
Fourth Quarter, 2001	$ 17.00	$ 16.50	Fourth Quarter, 2000	$ 14.25	$ 14.00

As of December 31, 2001, there were approximately 423 shareholders of record.

The Bancorp declared and paid a cash dividend on December 5, 2001, of $.05 per share on its Common Stock.

Dividends

Bancorp is regulated by the Board of Governors of the Federal Reserve System. Federal Reserve Board regulations prohibit cash dividends, except under limited circumstances, if the distribution would result in a withdrawal of capital or exceed the Bancorp's net profits then on hand after deducting its losses and bad debts. Furthermore, cash dividends cannot be paid without the prior written approval of the Federal Reserve Board if the total of all dividends declared in one year exceeds the total of net profits for that year, plus the preceding two calendar years, and less any required transfers to surplus under state or federal law.

The shareholders of Coast Bancorp are entitled to receive dividends when and as declared by its Board of Directors out of funds legally available, subject to the restrictions set forth in the California General Corporation Law. The Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The Corporation Law further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: 1) the corporation's assets equal at least 1.25 times its liabilities; and 2) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, then the corporation's current assets must equal at least 1.25 times its current liabilities.

One of the primary sources of income for Bancorp, on a stand-alone basis, is the receipt of dividends from the Bank. The availability of dividends from the Bank is limited by various statutes and regulations.

MANAGEMENT DISCUSSION & ANALYSIS

The following sections set forth a discussion of the significant operating changes, business trends, financial condition, earnings, capital position, and liquidity that have occurred in the two-year period ended December 31, 2001, together with an assessment, when considered appropriate, of external factors that may affect us in the future. This discussion should be read in conjunction with our consolidated financial statements and notes included in this Annual Report.

OVERVIEW

Earnings Summary

Net income in 2001 was $647,588, an increase of $3,754 or .58%, compared to $643,834 in 2000. Diluted earnings per share in 2001 were $.99 compared to $1.00 in 2000. The increase in earnings in 2001 was due primarily to the decrease in interest expense and the gains on sale of securities and guaranteed portions of government loans.

Net income in 2000 was $643,834, an increase of $302,878, compared to $340,955 in 1999. Diluted earnings per share in 2000 were $1.00 compared to $0.53 in 1999. The increase in earnings in 2000 was due primarily to the overall growth of the Bank.

Balance Sheet Summary

Total assets at December 31, 2001 were $104.6 million, a $7.8 million or 8.0% increase from $96.8 million at December 31, 2000. Average assets for 2001 were $102.2 million compared to $86.6 million for 2000. Total deposits increased $6.5 million or 7.31% to $96.5 million at December 31, 2001. Gross loans increased $14.5 million or 23.8%, to $76.9 million at December 31, 2001. Shareholder's equity increased $.7 million or 12.48%, to $7.1 million at December 31, 2001.

The following table sets forth several key operating ratios for 2001 and 2000:

	For the Year Ended December 31, 2001	2000
Return on Average Assets	0.63%	0.74%
Return on Average Equity	9.33%	10.92%
Average Shareholder's Equity to Average Total Assets	6.79%	6.80%

Distribution Of Assets, Liabilities, And Shareholders' Equity

The following table presents, for the years indicated, the distribution of average assets, liabilities and shareholders' equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates. Nonaccrual loans are included in the calculation of the average balances of loans, and interest not accrued is excluded (dollar amounts in thousands).

	For the Year Ended December 31,					
	2001			2000		
	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid
Assets						
Interest-Earning Assets:						
Investment Securities	$ 14,782	$ 760	5.14%	$ 18,719	$ 1,070	5.72%
Federal Funds Sold	8,399	334	3.98%	5,275	331	6.27%
Other Earning Assets	245	17	6.94%	300	17	5.67%
Loans	70,397	5,973	8.48%	54,094	5,327	9.85%
Total Interest-Earning Assets	93,823	7,084	7.55%	78,388	6,745	8.60%
Cash and Due From Banks	4,647			4,527		
Premises and Equipment	3,656			3,489		
Other Real Estate Owned	-			-		
Accrued Interest and Other Assets	911			711		
Allowance for Loan Losses	(754)			(549)		
Total Assets	$ 102,283			$ 86,566		
Liabilities and Shareholders' Equity						
Interest-Bearing Liabilities:						
Money Market and NOW	$ 30,801	814	2.64%	$ 25,312	926	3.66%
Savings	3,973	93	2.34%	3,320	94	2.83%
Time Deposits under $100,000	16,014	753	4.70%	15,293	822	5.38%
Time Deposits of $1000,000 or More	21,925	1,085	4.95%	17,576	996	5.67%
Other	370	28	7.57%	250	20	8.00%
Total Interest-Bearing Liabilities	73,083	2,773	3.79%	61,751	2,858	4.63%
Noninterest-Bearing Liabilities:						
Demand Deposits	21,945			18,711		
Other Liabilities	315			209		
Shareholders' Equity	6,940			5,895		
Total Liabilities and Shareholders' Equity	$ 102,283			$ 86,566		
Net Interest Income		$ 4,311			$ 3,887	
Net Yield on Interest-Earning Assets			4.59%			4.96%

EARNINGS ANALYSIS

Net Interest Income

A significant component of our earnings is net interest income. Net interest income is the difference between the interest we earn on our loans and investments and the interest we pay on deposits and other interest-bearing liabilities.

Our net interest income is affected by changes in the amount and mix of our interest-earning assets and interest-bearing liabilities, referred to as a "volume change". It is also affected by changes in the yields we earn on interest-earning assets and rates we pay on interest-bearing deposits and other borrowed funds, referred to as a "rate change".

The following table sets forth changes in interest income and interest expense for each major category of interest-earning asset and interest-bearing liability, and the amount of change attributable to volume and rate changes for the years indicated. Changes not solely attributable to rate or volume have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each (dollar amounts in thousands).

	Year Ended December 31, 2001 versus Year Ended December 31, 2000		
	Increase (Decrease) Due To Change in		
	Volume	Rate	Total
Interest-Earning Assets:			
Investment Securities	$(209)	$(101)	$(310)
Federal Funds Sold	151	(148)	3
Other Earning Assets	(3)	3	-
Loans	1,453	(807)	646
Total Interest Income	1,392	(1,053)	339
Interest-Bearing Liabilities:			
Transaction accounts	176	(288)	(112)
Savings	16	(17)	(1)
Time Deposits	38	(107)	(69)
Time Deposits $100,000 or more	225	(136)	89
Other	9	(1)	8
Total Interest Expense	464	(549)	(85)
Net Interest Income	$ 928	$(504)	$ 424

2001 Compared To 2000

Net interest income for 2001 was $4.3 million, an increase of 10.9% compared to the $3.9 million reported in 2000. This increase was primarily due to the increase in interest earning assets.

Interest income in 2001 was $7.1 million, a $.3 million or a 5.0% increase over the $6.7 million recorded in 2000. The increase in interest income was the result primarily of an increase in loan totals. This was achieved despite a significant downward trend in interest rates during the year. The Federal Reserves actions to reduce the discount rate from January 2001 from 9.50% to 4.75% by year end 2001. However, total loans outstanding increased 23.8% to $76.9 million in 2001 compared to $62.1 million in 2000. The yield on all interest-earning assets decreased 105 basis points to 7.55% from 8.60% in 2000.

Interest expense decreased in 2001 with the declining Federal Reserve discount rate. Interest expense was $2.8 million in 2001, compared to $2.9 million in 2000. Average interest-bearing liabilities increased 18.1% to $72.9 million in 2001 compared to $61.8 million in 2000. Rates on interest bearing deposits decreased 83 basis points to 3.80% from 4.63% in 2000.

Noninterest Income

The Bank receives noninterest income primarily from service charges and fees on accounts and the sale of government guaranteed loans. In 2001, noninterest income was $608,292, an increase of $438,446 or 258.1% compared to the 2000 amount of $169,846. The majority of the increase is attributable to increased in the gain on sale of securities and gain on sale of loans.

Noninterest Expense

Noninterest expense reflects our costs of products and services related to systems, facilities and personnel. The major components of noninterest expense stated as a percentage of average assets are as follows:

	2001	2000
Salaries and Employee Benefits	1.92%	1.79%
Occupancy Expenses	.20	.20
Furniture and Equipment	.17	.19
Data Processing	.32	.27
Marketing and Business Promotion	.26	.31
Other Professional Expenses	.12	.18
Office Expenses	.17	.15
Other	.34	.39
	3.50%	3.48%

Noninterest expense was $3.6 million in 2001, an increase of $0.6 million or 18.9% over the $3.0 million reported in 2000. The majority of this increase is attributable to our growth in earning assets and deposit accounts.

Income Taxes

Income tax expense was $483,500 and $102,500 for the years ended December 31, 2001, and 2000, respectively. These expenses resulted in an effective tax rate of 41.0% in 2001, and 13.6% in 2000. The increase in effective rate in 2001 was due primarily to becoming fully taxable as a result of using up prior loss carry forwards.

BALANCE SHEET ANALYSIS

Investment Portfolio

The following table summarizes the amounts and distribution of our investment securities held as of the dates indicated, and the weighted average yields as of December 31, 2001 (dollar amounts in thousands):

	December 31,				
	2001			2000	
	Book Value	Market Value	Weighted Average Yield	Book Value	Market Value
Available-for-Sale Securities					
U.S. Treasuries:					
Within One Year	$ -	$ -	6.05%	$ 8,990	$ 9,022
One to Five Years	8,095	8,286		-	-
Total U.S. Treasuries Securities	8,095	8,286	6.05%	8,990	9,022
U.S. Government and Agency Securities:					
Within One Year	$ 1,000	$ 1,003	5.43%	$ 7,000	$ 6,983
One to Five Years	2,000	1,975	5.54%	4,000	3,963
Five to Ten Years	-	-		-	-
Total U.S. Government and Agency Securities	3,000	2,978	5.47%	11,000	10,946
Mutual Funds	-	-		-	-
Mortgage Backed Securities	-	-		-	-
Total Available-for-Sale Securities	$ 11,095	$ 11,264	5.73%	$ 19,990	$ 19,968
Held-to-Maturity Securities					
U.S. Treasuries:					
Within One Year	$ -	$ -	5.89%	$ 998	$ 1,002
One to Five Years	-	-		-	-
Total U.S. Treasuries Securities	-	-	5.89%	998	1,002
U.S. Government and Agency Securities:					
Within One Year	-	-		-	-
One to Five Years	-	-		-	-
Five to Ten Years	-	-		-	-
After Ten Years	-	-		-	-
Total U.S. Government and Agency Securities	-	-		-	-
Mortgage Backed Securities	-	-		-	-
Total Held-to-Maturity Securities	$ -	$ -	5.89%	$ 998	$ 1,002

Securities may be pledged to meet security requirements imposed as a condition to receipt of deposits of public funds and other purposes. At December 31, 2001 and 2000, the carrying values of securities pledged to secure public deposits and other purposes were $1 million.

Loan Portfolio

The following table sets forth the components of total net loans outstanding in each category at the date indicated (dollar amounts in thousands):

	December 31, 2001	December 31, 2000
Loans		
Commercial	$ 15,061	$ 13,263
Real Estate - Construction	5,738	6,262
Real Estate - Other	31,064	23,430
Consumer	25,055	19,166
Total Loans	76,918	62,121
Net Deferred Loan Costs (Fees)	(275)	(221)
Allowance for Loan Losses	(850)	(700)
Net Loans	$ 75,793	$ 61,200
Commitments		
Standby Letters of Credit	$ 2,020	$ 720
Undisbursed Loans and Commitments to Grant Loans	20,354	16,566
Total Commitments	$ 22,374	$ 17,286

Risk Elements

We assess and manage credit risk on an ongoing basis through our lending policies. We strive to continue our historically low level of credit losses by continuing our emphasis on credit quality in the loan approval process, active credit administration and regular monitoring.

In extending credit and commitments to borrowers, we generally require collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrower. Our requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with our evaluation of the credit worthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. We secure our collateral by perfecting our interest in business assets, obtaining deeds of trust, or outright possession among other means.

We believe that our lending policies and underwriting standards will tend to minimize losses in an economic downturn, however, there is no assurance that losses will not occur under such circumstances.

The following table shows the maturity distribution of the fixed rate portion of the loan portfolio and the repricing distribution of the variable rate portion of the loan portfolio at December 31, 2001:

3 Months or Less	Over 3 Months through 12 months	Due after one year to five years	Due after five years	Total
$ 60,309	$ 1,909	$ 5,977	$ 8,668	$ 76,863
	Loans on Non-Accrual			55
	Total Loans, including Loans Held for Sale			$ 76,918

Nonperforming Assets

The following table provides information with respect to the components of our nonperforming assets at the dates indicated (dollar amounts in thousands):

	For the Year Ended December 31, 2001	2000
Loans 90 Days Past Due and Still Accruing	$ -	$ -
Nonaccrual Loans	55	-
Total Nonperforming Loans	55	-
Other Real Estate Owned	-	-
Total Nonperforming Assets	$ 55	$ -
Nonperforming Loans as a Percentage of Total Loans	0.07%	0.00%
Allowance for Loan Loss as a Percentage of Nonperforming Loans	n/a	n/a
Nonperforming Assets as a Percentage of Total Assets	0.05%	0.00%

Nonaccrual loans are generally past due 90 days or are loans that we believe the interest on which may not be collectible. Loans past due 90 days will continue to accrue interest only when we believe the loan is both well-secured and in the process of collection.

Provision And Allowance For Loan Losses

The allowance for loan losses is maintained at a level that is considered adequate to provide for the loan losses inherent in our loans. The provision for loan losses was $207,000 in 2001 compared to $300,000 in 2000.

The following table summarizes, for the years indicated, changes in the allowances for loan losses arising from loans charged-off, recoveries on loans previously charged-off, and additions to the allowance which have been charged to operating expenses and certain ratios relating to the allowance for loan losses (dollar amounts in thousands):

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
Outstanding Loans:		
Average for the Year	$ 69,643	$ 54,094
End of the Year	$ 76,918	$ 62,121
Allowance For Loan Losses:		
Balance at Beginning of Year	$ 700	$ 400
Actual Charge-Offs:		
Commercial	-	-
Consumer	63	-
Real Estate	-	-
Total Charge-Offs	63	-
Less Recoveries:		
Commercial	-	-
Consumer	6	-
Real Estate	-	-
Total Recoveries	6	-
Net Loans Charged-Off	57	-
Provision for Loan Losses	207	300
Allowance on Loans Acquired from BOW		
Balance at End of Year	$ 850	$ 700
Ratios:		
Net Loans Charged-Off to Average Loans	0.08%	0.00%
Allowance for Loan Losses to Total Loans	1.11%	1.13%
Net Loans Charged-Off to Beginning Allowance for Loan Losses	8.14%	0.00%
Net Loans Charged-Off to Provision for Loan Losses	27.54%	0.00%
Allowance for Loan Losses to Nonperforming Loans	n/a	n/a

Management of the bank believes that the allowance for loan losses is adequate. Quarterly detailed reviews are performed to identify the risks inherent in the loan portfolio, assess the overall quality of the loan portfolio and to determine the adequacy of the allowance for loan losses and the related provision for loan losses to be charged to expense. These systematic reviews follow the methodology set forth by the FDIC in its 1993 policy statement on the allowance for loan losses.

A key element of our methodology is the credit classification process. Loans identified as less than "acceptable" are reviewed individually to estimate the amount of probable losses that need to be included in the allowance. These reviews include analysis of financial information as well as evaluation of collateral securing the credit. Additionally, we consider the inherent risk present in the "acceptable" portion of the loan portfolio taking into consideration historical losses on pools of similar loans, adjusted for trends, conditions and other relevant factors that may affect repayment of the loans in these pools.

The following table summarizes the allocation of the allowance for loan losses by loan type for the years indicated and the percent of loans in each category to total loans (dollar amounts in thousands):

	December 31, 2001		December 31, 2000	
	Amount	Loan Percent	Amount	Loan Percent
Commercial	$ 62	19.6%	$ 47	21.4%
Construction	37	7.5%	39	10.1%
Real Estate	471	40.4%	136	37.7%
Consumer	56	32.6%	18	30.8%
Unallocated	224	n/a	460	n/a
	$ 850	100.0%	$ 700	100.0%

Funding

Deposits are our primary source of funds. At December 31, 2001, we had a deposit mix of 43.3% in time and savings deposits, 32.9% in money market and NOW deposits, and 23.8% in noninterest-bearing demand deposits. Our net interest income is enhanced by our percentage of noninterest-bearing deposits.

The following table summarizes the distribution of average deposits and the average rates paid for the years indicated (dollar amounts in thousands):

	December 31,			
	2001		2000	
	Average Balance	Average Rate	Average Balance	Average Rate
Money Market and NOW Accounts	$ 30,801	2.64%	$ 25,312	3.66%
Savings Deposits	3,973	2.34%	3,320	2.83%
TCD Less than $100,000	16,014	4.70%	15,293	5.38%
TCD $100,000 or More	21,925	4.95%	17,576	5.67%
Total Interest-Bearing Deposits	72,713	3.78%	61,501	4.61%
Noninterest-Bearing Demand Deposits	21,945	n/a	18,711	n/a
Total Average Deposits	$ 94,658	2.90%	$ 80,212	3.54%

The scheduled maturity distribution of our time deposits of $100,000 or greater, as of December 31, 2001, were as follows (dollar amounts in thousands):

Three Months or Less	$ 9,152
Over Three Months to One Year	11,575
Over One Year to Three Years	206
	$ 20,933

Liquidity And Interest Rate Sensitivity

The objective of the Bank's asset/liability strategy is to manage liquidity and interest rate risks to ensure the safety and soundness of the Bank and its capital base, while maintaining adequate net interest margins and spreads to provide an appropriate return to the our shareholders.

We manage the Bank's interest rate risk exposure by limiting the amount of long-term fixed rate loans we hold for investment, by increasing emphasis on shorter-term, higher yield loans, and increasing or decreasing the relative amounts of deposits.

The table below sets forth the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities as of December 31, 2001, using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms, (dollar amounts in thousands):

	Within Three Months	After Three Months But Within One Year	After One Year But Within Five Years	After Five Years	Total
Interest-Earning Assets:					
Interest Bearing Deposits	$ -	$ -	$ -	$ -	$ -
Federal Funds Sold	8,650	-	-	-	8,650
Investment Securities and FRB Stock	1,003	-	10,261	-	11,264
Gross Loans	60,309	1,909	6,032	8,668	76,918
	$ 69,962	$ 1,909	$ 16,293	$ 8,668	$ 96,832
Interest-Bearing Liabilities:					
Money Market and NOW Deposits	$ 29,958	$ -	$ -	$ -	$ 29,958
Savings	4,610	-			4,610
Time Deposits	18,194	18,453	481		37,128
	$ 52,762	$ 18,453	$ 481	$ -	$ 71,696
Interest Rate Sensitivity Gap	$ 17,200	$(16,544)	$ 15,812	$ 8,668	$ 25,136
Cumulative Interest Rate Sensitivity Gap	$ 17,200	$ 656	$ 16,468	$ 25,136	$ 50,272
Ratios Based on Total Assets:					
Interest Rate Sensitivity Gap	4.86%	(4.68%)	4.47%	2.45%	7.11%
Cumulative Interest Rate Sensitivity Gap	4.86%	0.19%	4.66%	7.11%	

Liquidity refers to our ability to maintain a cash flow adequate to fund both on-balance sheet and off-balance sheet requirements on a timely and cost-effective basis. Potentially significant liquidity requirements include funding of commitments to loan clients and withdrawals from deposit accounts. The Gap ratio is the ability to reprice assets and liabilities in the changing economic environment. For instance the bank is asset sensitive with in the three months allowing the bank to increase income in a rising interest rate environment. The bank then becomes liability sensitive between four months and one year which, will increase interest expense in a rising interest rate environment.

Capital Resources

Shareholders' equity at December 31, 2001 was $7.2 million, an increase of $.8 million or 12.4% over $6.4 million at December 31, 2000. Average shareholders' equity for 2001 was $6.9 million compared to $5.8 million in 2000. Shareholder' equity increased primarily from net income of $647 in 2001.

In 1990, the banking industry began to phase in new regulatory capital adequacy requirements based on risk-adjusted assets. These requirements take into consideration the risk inherent in investments, loans, and other assets for both on-balance sheet and off-balance sheet items. Under these requirements, the regulatory agencies have set minimum thresholds for Tier 1 capital, total capital and leverage ratios. At December 31, 2001, the Bank's capital exceeded the Tier 1 Capital, Total Capital and Leverage Ratio's minimum regulatory requirement. The Bank was considered to be well-capitalized at December 31, 2001, as defined in the regulations issued by the OCC. The Bank's risk-based capital ratios, shown below as of December 31, 2001, have been computed in accordance with regulatory accounting policies. Bancorp is also subject to capital requirements similar to the bank and are the same as the bank.

	REQUIREMENT		ACTUAL	
	ADEQUATELY CAPITAIZED	WELL CAPITALIZED	BANK	COMPANY
Total risk-based capital ratio	8.00%	10.00%	10.48%	10.48%
Tier 1 risk-based capital ratio	4.00%	6.00%	9.41%	9.41%
Tier 1 leverage capital ratio	4.00%	5.00%	7.15%	7.15%

Effects of Inflation

The financial statements and related financial information presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or same magnitude as the price of goods and services.

Impact of New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *"Accounting for Goodwill and Other Intangible Assets,"* effective starting with fiscal years beginning after December 15, 2001. This statement establishes new accounting standards for goodwill and continues to require the recognition of goodwill as an asset but does not permit amortization of goodwill as previously required by the APB Opinion No. 17. The statement also establishes a new method of testing goodwill for impairment. It requires goodwill to be separately tested for impairment at a reporting unit level. The amount of goodwill determined to be impaired would be expensed to current operations. Management believes that the adoption of the statement will not have a material effect on the Company's consolidated financial statements.

SAN LUIS OBISPO

Main Office
500 Marsh Street
San Luis Obispo, CA 93401
(805) 541-0400

Administration
553 Higuera Street
San Luis Obispo, CA 93401
(805) 541-0400

Small Business Lending Center
545 Higuera Street
San Luis Obispo, CA 93401
(805) 541-0400

ARROYO GRANDE

1199 Grand Avenue
Arroyo Grande, CA 93420
(805) 473-6560

MORRO BAY

948 Morro Bay Boulevard
Morro Bay, CA 93442
(805) 772-6800

LOS OSOS

1193 Los Osos Valley Road
Los Osos, CA 93402
(805) 528-6700

SBA Preferred Lender